Exhibit (a)(5)(B)

Willbros Announces Expiration and Results of Put Option for 6.5% Convertible Senior Notes Due 2012
HOUSTON, TX, DEC 15, 2010 — Willbros Group, Inc. (NYSE: WG) announced today the expiration and results of the option of holders of the 6.5% Convertible Senior Notes due 2012 (the “Notes”) to require Willbros to purchase, on December 15, 2010, all or a portion of such holders’ Notes (the “Put Option”) at a purchase price in cash equal to 100 percent of the principal amount of the Notes plus any accrued and unpaid interest. The Put Option expired at 5:00 p.m., New York City time, on December 13, 2010.
Based on the information received from Bank of Texas, N.A., as paying agent for the Put Option, no Notes were validly surrendered for purchase pursuant to the Put Option. Any Notes not repurchased pursuant to the Put Option remain outstanding and continue to be subject to the terms and conditions of the Notes and the Indenture governing the Notes. Following the expiration of the Put Option, an aggregate principal amount of $32,050,000 of the Notes remains outstanding.
This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
Willbros Group, Inc. is an independent contractor serving the oil, gas, power, refining and petrochemical industries, providing engineering, construction, turnaround, maintenance, life cycle extension services and facilities development and operations services to industry and government entities worldwide.
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